March 10, 2020

VIA EDGAR AND HAND DELIVERY

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission, Division of Corporation Finance

Washington, DC 20549

Re:	Healthcare Trust, Inc.
Schedule TO-T
Filed February 26, 2020 by Comrit Investments 1, Limited Partnership
File No. 005-89596

Dear Mr. Panos:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission in your March 4, 2020 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

Schedule TO-T

Item 10. Financial Statements

1.              Given that the tender offer seeks to buy less than all of the outstanding class of securities, and the named bidder is not subject to the periodic reporting requirements under the Securities Exchange Act of 1934 and rules thereunder, the safe harbor codified at Instruction 2 to Item 10 of Schedule TO is unavailable. Please provide us with a brief legal analysis that explains the basis for the position that the financial condition of the bidder is immaterial to a shareholder’s decision whether or not to participate in the tender offer. Alternatively, please revise to disclose the information required by Item 10 of Schedule TO.

The Purchaser respectfully submits that the financial statement disclosure described in Item 10 of Schedule TO would not add material disclosure to the information available to offerees in the tender offer. As described in the Offer to Purchase included with the Schedule TO (the “Offer to Purchase”), the tender offer will be funded through the existing capital of the Purchaser, which the Purchaser expects will be sufficient to fulfill its total commitments in the tender offer.

The Purchaser intends to conduct the tender offer as a means of providing liquidity to holders of a relatively illiquid investment, and does not expect full participation in the tender offer. Absent a tender offer filed under Section 14(d)(1) of the Securities Exchange Act of 1934, as amended, the Purchaser would have little or no access to the security holders of the issuer, and such holders would have little or no access to potential purchasers. Due to the lack of liquidity of the issuer’s common stock as a non-traded real estate investment trust (“REIT”), the uncertainty as to the underlying value of those shares and the issuer’s assets, and the extraordinary per share costs of using a tender offer as a means of purchasing securities, the offer price in the tender offer has been discounted from the estimated liquidation value of the issuer. It is therefore anticipated that only those shareholders who have an immediate need for liquidity will seek to sell their shares. Based on the past experience of the Purchaser, the Purchaser does not reasonably expect to receive more than 10% to 25% of the total number of securities sought and will likely receive less than that. Of course, the Purchaser could have conducted a tender offer for 100% of the issuer’s securities and would not have expected a different response, but such a tender would have been unrealistic given the Purchaser’s financial capacity, and would have resulted in increased filing fees. Accordingly, while the Purchaser is prepared and able to fund the purchase price assuming 100% participation in the tender offer, as a practical matter, the actual funds necessary to complete the offer are reasonably expected to be substantially less than the cash reserves held by the Purchaser, which are described in greater detail in the response to Comment 3. below. This offer is for immediate cash payment (subject to the settlement practices of non-traded REITs) and no securities of the Purchaser are expected to be used. Therefore, no evaluation of the Purchaser’s securities or credit risk is relevant to this offer.

Finally, the bidders neither seek control, nor would they gain control of the issuer if they were successful in purchasing all securities sought in the tender offer, so there is no support for arguing in favor of an evaluation of the bidders’ financial condition in the context of a change of control, especially given that tendering shareholders likely will constitute a far lower percentage of the total shares outstanding than the total amount of the tender offer. No market exists for the issuer’s shares and no competing bidder is seeking to purchase the shares, so no real alternative opportunities are available to be evaluated over the period of the tender offer.

Given the circumstances and terms of this tender offer, to require inclusion of Purchaser financial statements for the offer would involve unnecessary and unreasonable time, effort, and expense, without providing any more material information to prospective sellers than the information presented in the Offer to Purchase. Any additional document preparation, financial statement preparation, and subsequent mailing costs would add substantial additional cost to the offer without any material impact on disclosure.

Exhibit 99(a)(1) — Offer to Purchase

2.              Disclosure on the first page indicates that notice of any such extension, termination, or amendment will promptly be disseminated in compliance with Rule 14d-4(c). The provision that regulates dissemination of such notices, however, has been codified at Rule 14d-4(d)(1). Please revise.

The Purchaser acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to the Schedule TO filed on the date hereof (the “Amended Schedule TO”) in response to the Staff’s comment.

Is the financial conditions of the bidders relevant to my decision to tender in the offer?, p.4

3.              In the context of addressing the sources of funds available to consummate the tender offer, the representation has been made that “the Purchaser has more than adequate resources.” For example, in response to a question posed on page 4 directly preceding the one captioned above, the disclosure indicates “the Purchaser currently has sufficient funded capital to fund all of its commitments under this Offer.” Please provide us with the factual foundation for these assertions, and advise us whether or not the cash needed to purchase the securities is already available or if the availability of the financial resources is subject to any contingencies. Refer to Item 11 of Schedule TO and corresponding Item 1011(c) of Regulation M-A as well as Section 14(e) of the Securities Exchange Act of 1934.

The Purchaser has access to sufficient funded capital to fulfill its total commitments assuming 100% participation in the tender offer, including through its own assets and through the assets of its affiliates.  The Purchaser is a $265 million real estate investment fund with approximately $45 million in current liquid assets. As a secondary liquidity source, the Purchaser may sell a portion of its approximately $200 million in non-traded REIT equity on the secondary market. Finally, any additional liquidity that may be necessary to fund commitments under the tender offer after exhausting the aforementioned sources may be provided by I.B.I. Investment House Ltd (“I.B.I.”), the corporate parent of the Purchaser’s general partner. I.B.I. is an Israeli public company traded on the Tel Aviv Stock Exchange with over NIS 40 billion (approximately $11.4 billion) under Management.

Additionally, as noted in the response to Comment 1. above, the Purchaser expects substantially less than 100% participation in the tender offer.

Given the financing resources described above, the Purchaser expects that it will have sufficient capital to fund commitments to tendering shareholders without financing contingencies.

Section 5. Extension of Tender Period; Termination; Amendment, page 11

4.              The disclosure indicates that if the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d). Both of those rule provisions, however, seem inapplicable in the context of a material change. Please revise to cite exclusively to Rule 14d-4(d)(1) and Rule 14e-1, or advise.

The Purchaser acknowledges the Staff’s comment and has revised the disclosure in the Amended Schedule TO in response to the Staff’s comment.

Exhibit 99(a)(4) — Notice of Offer to Purchase for Cash

5.              To the extent that the bidder relied upon “Summary publication” as described in Rule 14d-4(a)(2) to disseminate the tender offer to security holders, please advise us of the medium through which the notice was distributed. Alternatively, please advise us how the bidder otherwise complied with Rule 14d-4(a).

The bidders have relied on “Summary Publication” to disseminate notice of the tender offer under Rule 14d-4(a)(2) by publishing a summary advertisement in Investor’s Business Daily, a business publication with national circulation. The Purchaser included a copy of the summary advertisement as Exhibit 99(a)(4) to the Schedule TO. To the extent any shareholder requests tender offer materials pursuant to the summary advertisement or otherwise, the bidders will mail the tender offer materials to such shareholder by first class mail or otherwise furnish such materials with reasonable promptness.

*              *              *              *              *

The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

/s/ Ziv Sapir

Ziv Sapir, Chief Executive Officer

cc: Amos W. Barclay, Esq. (Holland & Hart LLP)